



 EvonSys

Arun MS · 3rd
Founder at EvonSys

Wilmington, Delaware, United States · **Contact info**

500+ connections

Experience

 **Founder**
EvonSys
Jul 2015 – Present · 6 yrs 8 mos
Wilmington, DE

 EvonSys

 **VP – Technology**
Citi
Jun 2008 – Jul 2015 · 7 yrs 2 mos

 **Architect**
Virtusa
2003 – 2006 · 3 yrs